STATE OF DELAWARE
CERTIFICATE OF CHANGE OF REGISTERED AGENT
AND REGISTERED OFFICE

The corporation organized and existing under the General Corporation Law of the State of Delaware hereby certifies as follows:
1.    The name of the corporation is Dex Media, Inc. (the “Corporation”).
2.    The Registered Office of the Corporation in the State of Delaware is changed to Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the Registered Agent at such address upon whom process against this Corporation may be served is The Corporation Trust Company.
3.    The change to the registered agent and office was adopted by a resolution of the Board of Directors of the Corporation, on October 30, 2013.

DATED this 30th day of October, 2013.

By: /s/ Raymond R. Ferrell
Raymond R. Ferrell, Authorized Officer

DELAWARE CERTIFICATE OF CHANGE OF REGISTERED AGENT AND REGISTERED OFFICE